SECURI[TIES AND EXCHANGE COMMISS]ION

06003547

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encinitas Blvd., Suite A

(No. and Street)

Encinitas	CA	92024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nehru Chomatil (760) 943-0996

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall

(Name – *if individual, state last, first, middle name*)

400 South Sierra, Suite 200, Solana Beach, CA 92075

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nehru Chomatil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Incorporated, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

K. FODE
Commission # 1396331
Notary Public - California
San Diego County
My Comm. Expires Jan 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF CALIFORNIA }SS
COUNTY OF San Diego

On Feb. 24, 2006 before me, K. Fode

personally appeared Nehru Chomatil,
personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature K. Fode

K. FODE
Commission # 1396331
Notary Public - California
San Diego County
My Comm. Expires Jan 27, 2007

This area for official notarial seal.

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ______________

Signer(s) other than named above ______________________

CAPACITY(IES) CLAIMED BY SIGNER(S)

[ ] INDIVIDUAL
[ ] CORPORATE OFFICER(S) TITLE(S) ______________
[ ] PARTNER(S)- [ ] LIMITED [ ] GENERAL
[ ] ATTORNEY-IN-FACT
[ ] TRUSTEE(S)
[ ] GUARDIAN OR CONSERVATOR
[ ] OTHER ______________

Right Thumbprint of Signer
Top of thumb here

[ ] INDIVIDUAL
[ ] CORPORATE OFFICER(S) TITLE(S) ______________
[ ] PARNER(S)- [ ] LIMITED [ ] GENERAL
[ ] ATTORNEY-IN-FACT
[ ] TRUSTEE(S)
[ ] GUARDIAN OR CONSERVATOR
[ ] OTHER ______________

Right Thumbprint of Signer
Top of thumb here

SIGNER IS REPRESENTING:

____

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Aaron Capital, Incorporated
Encinitas, California

We have audited the accompanying statements of financial condition of Aaron Capital, Incorporated as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Incorporated as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall, Reital & Randall
Solana Beach, California
February 23, 2006

Rushall Reital & Randall

AARON CAPITAL, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 3,500	$ 35,662
Clearing deposits	25,429	25,207
Commissions receivable	14,509	32,045
Prepaid expenses	9,685	4,665
Total current assets	53,123	97,579
FURNITURE AND EQUIPMENT, net	2,691	5,381
OTHER ASSET		
Rental deposit	5,490	5,490
Total assets	$ 61,304	$ 108,450

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 11,118	$ 30,926
State tax payable	800	800
Note payable-stockholder	7,000	0
Total current liabilities	18,918	31,726
STOCKHOLDERS' EQUITY		
Common shares, no par, no stated value; 10,000,000 shares authorized; 1,000,000 shares issued and outstanding	253,044	253,044
Additional paid in capital	66,136	49,176
Accumulated deficit	(276,794)	(225,496)
Total stockholders' equity	42,386	76,724
Total liabilities and stockholders' equity	$ 61,304	$ 108,450

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENTS OF OPERATIONS

Years ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions earned	$ 325,996	$ 330,165
Consulting	0	27,500
Loss on sale of trading securities	(8,244)	0
	317,752	357,665
EXPENSES		
Commissions	259,369	229,768
Professional fees	54,980	13,000
Rent	38,162	21,772
Salaries	9,400	25,300
Regulatory fees	7,620	9,978
Trading	6,298	36,967
Office expense	5,147	3,360
Telephone	4,164	6,310
Payroll taxes	3,604	1,476
Depreciation	2,690	2,690
Postage	2,684	3,103
Utilities	2,018	1,227
Repairs	1,468	770
Travel	793	528
Insurance	467	467
Penalties	359	1,472
Bank charges	292	1,220
Entertainment	154	892
Auto expense	53	389
Licenses and permits	0	589
Outside services	0	245
	399,722	361,523
Operating loss	(81,970)	(3,858)

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENTS OF OPERATIONS

Years ended December 31, 2005 and 2004

	2005	2004
OTHER INCOME (EXPENSE)		
Interest income	222	60
Rent income	31,250	3,200
Loss on abandonment of assets	0	(2,800)
	31,472	460
Loss before taxes	(50,498)	(3,398)
Income tax provision	800	800
Net loss	$ (51,298)	$ (4,198)

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENTS OF CASH FLOWS

Years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (51,298)	$ (4,198)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,690	2,690
Loss on abandonment of assets	0	2,800
(Increase) decrease in assets:		
Commissions receivable	17,536	(32,045)
Clearing deposits	(222)	(60)
Other receivables	0	3,105
Prepaid expenses	(5,020)	(937)
Rental deposit	0	(5,490)
Increase (decrease) in liabilities:		
Accounts payable	(19,808)	23,104
State tax payable	0	(846)
Net cash used by operating activities	(56,122)	(11,877)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	7,000	0
Proceeds from additional paid in capital	16,960	45,450
Net cash provided by financing activities	23,960	45,450
(Decrease)increase in cash and cash equivalents	(32,162)	33,573
Cash and cash equivalents at beginning of the year	35,662	2,089
Cash and cash equivalents at end of the year	$ 3,500	$ 35,662
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 0	$ 0
Taxes paid	$ 800	$ 1,600

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2005 and 2004

	Common stock Number of shares	Common stock Amount	Additional paid in capital	Accumulated deficit	Total stockholders' equity
Balance at December 31, 2003	1,000,000	$ 253,044	$ 3,726	$ (221,298)	$ 35,472
Net loss				(4,198)	(4,198)
Additional paid in capital			45,450		45,450
Balance at December 31, 2004	1,000,000	253,044	49,176	(225,496)	76,724
Net loss				(51,298)	(51,298)
Additional paid in capital			16,960		16,960
Balance at December 31, 2005	1,000,000	$ 253,044	$ 66,136	$ (276,794)	$ 42,386

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years ended December 31, 2005 and 2004

There were no liabilities subordinated to the claim of general creditors as of December 31, 2005 and 2004.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Aaron Capital, Incorporated (the "Company"), a Texas corporation, is a broker-dealer registered under the Securities Act of 1934. It has been qualified to do business in California (Note H) and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

The significant accounting policies utilized by the Company are as follows:

Revenue Recognition

Commission revenues are recorded on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2005 and 2004 are principally in checking and clearing accounts.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk

All of commissions receivable as of December 31, 2005 and 2004 is due from Penson Financial Services, Inc.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income taxes

The Company is a C Corporation and accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method specified by SFAS 109, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax basis of net assets and liabilities at the applicable enacted tax rates. The deferred tax provision is the result of changes in the deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $24,520 and $61,188, respectively and a net capital requirement of $5,000 for both years.

NOTE C: CLEARING AGREEMENT

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with customers located throughout the United States.

NOTE D: INCOME TAXES

Deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred tax assets as of December 31, 2005 and 2004 in the amounts of approximately $35,000 and $ 24,000, respectively, are results of net operating loss carryforwards which will expire through 2025 and 2024, respectively. The Company has recorded a 100% valuation allowance against deferred tax assets due to uncertainty of their ultimate realization.

NOTE E: FURNITURE AND EQUIPMENT

Furniture and equipment at December 31 is summarized as follows:

	2005	2004
Office equipment	$ 13,451	$ 13,451
Less: Accumulated depreciation	(10,760)	(8,070)
	$ 2,691	$ 5,381

NOTE F: RELATED PARTY TRANSACTIONS

The Company has a non-interest bearing note in the amount of $7,000 payable on demand to a stockholder.

NOTE G: ADDITIONAL PAID IN CAPITAL

Stockholders invested $16,960 in the Company in 2005 in the form of additional paid in capital.

NOTE H: LEASE COMMITMENTS

In July, 2004, the Company entered into a sublease agreement for office space with an unrelated party which will expire in February, 2006. The agreement calls for monthly rent of $3,180 payable on the first day of each month. The annual rentals for office space at December 31, 2005 is as follows:

Year ending December 31,	
2006	$ 6,360

NOTE H: LEASE COMMITMENTS, continued

Rent expense for 2005 was $38,162. The Company, in turn, entered into a sublease agreement for part of the office space with another party for a thirteen month period commencing February 1, 2005 at $2,500 per month. Rent income for 2005 was $27,500. The Company was also reimbursed for utilities in the amount of $3,750.

NOTE I: OTHER INFORMATION

The limited liability company (LLC) which owns virtually all of the Company's stock is seeking to wind up its affairs and sell 100% of its holdings in the Company to a newly formed corporation. The operations and business plan of the Company will not change following the proposed sale. At December 31, 2005, the details of the proposed sale and transfer of ownership had not been finalized.

AARON CAPITAL, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

For the years ended December 31, 2005 and 2004

	2005	2004
Total stockholders' equity	$ 42,386	$ 76,724
Deduct stockholders' equity not allowable	0	0
Total stockholders' equity qualified for net capital	42,386	76,724
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	17,866	15,536
Net capital before haircuts on securities positions	24,520	61,188
Less: Haircuts on securities	0	0
Undue concentration	0	0
Net capital	$ 24,520	$ 61,188

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2005

Minimum net capital requirement (6.67% of current liabilities)	$ 1,262	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for year ended December 31, 2005	24,520	
Net capital requirement	5,000	
Excess net capital	19,520	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 22,628

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 18,918
Total aggregate indebtedness	$ 18,918
Ratio: Aggregate indebtedness to net capital	0.77

See accompanying notes to financial statements.

AARON, CAPITAL, INCORPORATED
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2005

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/05	Audited Report 12/31/05	Difference
Total stockholders' equity	$ 40,856	$ 42,386	$ (1,530)
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	40,856	42,386	(1,530)
Total non-allowable liabilities	0	0	0
Total non-allowable assets	15,536	17,866	(2,330)
Net capital before haircuts on securities positions	25,320	24,520	800
Haircuts on securities	0	0	0
Undue concentration	0	0	0
Net capital	$ 25,320	$ 24,520	$ 800

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (52,828)
Increase in commissions earned	22,753
Increase in loss on trading securities	(8,244)
Decrease in salaries and related expenses	309
Increase in commissions expense	(14,509)
Increase in trading fees	(800)
Decrease in regulatory fees	295
Decrease in professional fees	4,725
Increase in penalties	(359)
Decrease in income tax provision	50
Increase in depreciation expense	(2,690)
Net loss, audited report	(51,298)
Capital stock	253,044
Additional paid in capital	66,136
Accumulated deficit, December 31, 2004	(225,496)
Total stockholders' equity	$ 42,386

See accompanying notes to financial statements.

AARON, CAPITAL, INCORPORATED
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2005

	Dealer's Unaudited Report 12/31/2005	Audited Report 12/31/2005	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	$ 5,381	$ 2,691	$ 2,690
Prepaid expenses	4,665	9,685	(5,020)
Rental deposit	5,490	5,490	0
Total non-allowable assets	$ 15,536	$ 17,866	$ (2,330)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 1,207	$ 1,208	$ (1)
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended December 31, 2005	$ 25,320	$ 24,520	$ 800
Net capital requirement	5,000	5,000	0
Excess net capital	$ 20,320	$ 19,520	$ 800

The difference of $800 is due to the difference of net loss, non-allowables, and haircuts explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2005 and 2004

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on
Internal Accounting Control

The Board of Directors
Aaron Capital, Incorporated
Encinitas, California

In planning and performing our audits of the financial statements and supplemental schedules of Aaron Capital, Incorporated (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
February 23, 2006